UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 23, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

(A) PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE

THAN 2,329,192,546 A SHARES IN THE PRC

(B) CLASS MEETINGS AND GENERAL MEETING

(C) RESUMPTION OF TRADING

At the Board meeting held on 23 April 2015, the Board resolved to convene the General Meeting, the A Shareholders Class Meeting and H Shareholders Class Meeting to obtain the shareholders’ approval for the Additional A Shares Issue.

The Company proposes to issue not more than 2,329,192,546 new A Shares, representing approximately 27.46% of the A Shares and approximately 18.38% of the total shares of the Company currently respectively. The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB6.44 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period). The Company intends to utilize the net Proceeds from the Additional A Shares Issue for the Projects.

As a result of the issue of new A Shares pursuant to the Additional A Shares Issue, the shareholding structure of the Company will change upon completion of the Additional A Shares Issue and as such, the Articles of Association will need to be amended to reflect the relevant changes. A resolution will be proposed at the General Meeting to approve the granting of an authorisation to the Board and its authorised persons to arrange for the necessary amendment of the Articles of Association after completion of the Additional A Shares Issue.

It should be noted that in addition to the approvals being sought from the shareholders at the General Meeting and at the respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Additional A Shares Issue is also subject to the approval by the CSRC and the relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company when the Additional A Shares Issue materializes.

The H Shares and debt securities of the Company (Stock codes: 85926 and 85953) were suspended from trading on the Stock Exchange from 9:00 a.m. on 10 April 2015 at the request of the Company pending the release of an announcement by the Company in relation to a proposed non-public issue of shares of the Company which is inside information in nature. The Company has made an application to the Stock Exchange to resume trading, and the Stock Exchange has granted such application for the resumption of trading of the H Shares and debt securities of the Company (Stock codes: 85926 and 85953) on the Stock Exchange from 9:00 a.m. on 24 April 2015.

At the Board meeting held on 23 April 2015, the Board resolved to convene the General Meeting, the A Shareholders Class Meeting and H Shareholders Class Meeting to obtain the shareholders’ approval for the Additional A Shares Issue.

1.	SHAREHOLDERS’ APPROVAL IN RESPECT OF THE ADDITIONAL A SHARES ISSUE

The Company proposes to issue not more than 2,329,192,546 new A Shares, representing approximately 27.46% of the A Shares and approximately 18.38% of the total shares of the Company currently respectively. The Company will seek a specific mandate in respect of the Additional A Shares Issue from the shareholders which will be valid for a 12-month period from the passing of the relevant resolutions at the General Meeting, the A Shareholders Class Meeting and the H Shareholders Class Meeting. The Additional A Shares Issue is subject to, among other things, the obtaining of the necessary approval from the CSRC. As at the date of this announcement, the Company has not made the relevant application to the CSRC and such formal application to the CSRC can only be made after obtaining the relevant approvals from the shareholders at the General Meeting, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Specific terms of the Additional A Shares Issue will be determined in accordance with the approval from the CSRC.

2.	GENERAL INFORMATION ON THE A SHARES ISSUE

2.1. Number of new A Shares to be issued

The Company proposes to issue not more than 2,329,192,546 new A Shares with an aggregate nominal value of not more than RMB2,329,192,546, representing (i) approximately 18.38% of the total number of shares of the Company and approximately 27.46% of the total number of A Shares as at the date of this announcement and (ii) approximately 15.52% of the total number of shares of the Company and approximately 21.55% of the total number of A Shares as enlarged by the number of new A Shares to be issued pursuant to the Additional A Shares Issue (assuming the maximum number of 2,329,192,546 new A Shares are issued and subscribed for).

The actual number of new A Shares to be issued will be determined by the Board and its authorised persons (the Chairman and/or the Vice Chairman of the Company) in accordance with the authorisation granted by the shareholders and in consultation with the underwriters and having regard to the market conditions.

2.2. Issue price

The price determination date of the new A Shares under the Additional A Shares Issue is the date of the Board’s resolution passed at the 11th meeting of the 7th session of the Board (i.e. 23 April 2015). The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB6.44 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period).

The actual issue price will be determined by the Board after the necessary approvals for the Additional A Shares Issue from the CSRC have been obtained and in accordance with the authorization granted by the shareholders and the provisions of the relevant laws and administrative laws and regulations and other regulatory documents and the market conditions, having regard to the price offered by the subscribers and based on the price priority principle and in consultation with the underwriters.

The closing price of H Shares on the trading day (being 9 April 2015) immediately prior to the date of suspension of trading of the H Shares on the Stock Exchange (being 10 April 2015) is HK$5.91 per H Share. The closing price of A Shares on the trading day (being 9 April 2015) immediately prior to the date of suspension of trading of the A Shares on the Shanghai Stock Exchange (being 10 April 2015) is RMB7.82 per A Share.

2.3. Adjustment to the issue price and the number of new A Shares to be issued

The issue price and the number of new A Shares to be issued under the Additional A Shares Issue will be adjusted in cases of ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issue of such new A Shares.

2.4. Subscribers

The new A Shares to be issued under the Additional A Shares Issue will be issued for subscription by not more than ten investors, including securities investment funds (investment account) managed by domestic securities investment fund companies, insurance institutional investors, trust companies (by its own funds), finance companies, securities companies, asset management companies, qualified foreign institutional investors, individuals and other investors who meet the requirements of CSRC. The actual subscribers will be determined by the Company after the approval for the Additional A Shares Issue from the CSRC has been obtained and in accordance with the price bidding method under the Implementing Rules for Non-public Shares of Listed Companies, having regard to the price offered by the subscribers and based on the price priority principle. The connected persons of the Company will not participate in the subscription of the Additional A Shares Issue.

2.5. Validity period of shareholders’ authorisation

The authorisation to issue new A Shares pursuant to the Additional A Shares Issue will be valid for 12 months following the approval of the Additional A Shares Issue at the General Meeting, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

2.6. Lock-up period

The Company will require each of the investors who subscribes for the new A Shares under the Additional A Shares Issue to undertake not to dispose of any of such A Shares within a period of 12 months from the date of completion of issue of such A Shares (the “Lock-up Period”).

2.7. Use of Proceeds

The amount of gross Proceeds from the Additional A Shares Issue is expected to be not more than RMB15,000,000,000. The Company intends to use such Proceeds (after deducting the relevant expenses) for the following purposes:

			Unit: million

Intended use of proceeds		Total amount of capital required	Proposed amount of Proceeds to be applied
		(RMB)	(RMB)

1.	purchase of 23 aircraft (including Airbus A321 aircraft and Boeing B737-800 and B777-300ER aircraft)	12.139	12,000
2.	repayment of financial institution loans	3,169	3,000

Total		15,309	15,000

In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of Proceeds will be applied to the Projects in the following percentage: the purchase of 23 aircraft and repayment of financial institution loans shall account for 80% and 20% of the actual amount of Proceeds, respectively. In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is more than the total amount of Proceeds proposed to be applied to the Projects set out above, the surplus will be used to supplement the working capital of the Company.

Before the Proceeds from the Additional A Shares Issue are available, the Company may first fund part of certain Projects by self-raised funds to capitalise on market opportunities, which funds shall then be exchanged with the Proceeds from the Additional A Shares Issue when they are available.

2.8. Ranking of new A Shares to be issued

The new A Shares to be issued under the Additional A Shares Issue will, when fully paid and issued, rank pari passu in all respects with the A Shares in issue at the time of issue of such new A Shares, except that the new A Shares to be issued under the Additional A Shares Issue will be subject to the Lock-up Period of 12 months from the date of issue of such new A Shares as mentioned above.

Upon completion of the Additional A Shares Issue, both existing and new shareholders will be entitled to the distributable profits of the Company, accumulated but not declared, proportionate to their shareholding in the Company after completion of the Additional A Shares Issue.

2.9. Listing of the new A Shares to be issued

The new A Shares to be issued under the Additional A Shares Issue will be listed on the Shanghai Stock Exchange.

3.	EFFECT OF THE ADDITIONAL A SHARES ISSUE ON THE COMPANY’S SHAREHOLDING STRUCTURE

The following table sets out the shareholding structure of the Company as at the date of this announcement and immediately after completion of the Additional A Shares Issue, assuming that 2,329,192,546 new A Shares in aggregate are issued under the Additional A Shares Issue and no other change to the shareholding structure:

	As at the date of this announcement		Immediately after the completion of the Additional A Shares Issue
	Number of Shares in issue	% (approx.)	Number of Shares in issue	% (approx.)
A Shares
– existing A Shares	8,481,078,860	66.92%	8,481,078,860	56.53%
– new A Shares to be issued		–	2,329,192,546	15.52%
H Shares	4,193,190,000	33.08%	4,193,190,000	27.95%
Total	12,674,268,860	100%	15,003,461,406	100%

4.	FUND RAISING IN THE PAST 12 MONTHS

The Company has not conducted any fund raising activity involving issue of equity securities in the period of 12 months preceding the date of this announcement.

5.	REASONS FOR AND BENEFITS OF THE ADDITIONAL A SHARES ISSUE

The Directors (including the independent non-executive Directors) believe that the Additional A Shares Issue will provide the Company with funds required for expanding the fleet scale of the Company and increasing the Company’s capability of air transportation, which in turn will improve the Company’s operating capacity and sustained revenue and industrial competitiveness. In addition, the Company’s current asset-to-debt ratio is at a relatively high level, therefore the Proceeds will also be applied to repayment of the financial institution loans which will improve the structure of the asset and debts of the Company, reduce the Company’s financial risks and lay a stable foundation for the long-term stable development of the Company. Accordingly, the Directors (including the independent non-executive Directors) consider that the Additional A Shares Issue and utilisation of the Proceeds in the Projects are in the interests of the Company and its shareholders as a whole.

The Directors (including the independent non-executive Directors) further consider that the Additional A Shares Issue to be fair and reasonable.

6.	PROPOSED AMENDMENT OF ARTICLES OF ASSOCIATION

As a result of the issue of new A Shares pursuant to the Additional A Shares Issue, the shareholding structure of the Company will change upon completion of the Additional A Shares Issue and as such, the Articles of Association will need to be amended to reflect the relevant changes. A resolution will be proposed at the General Meeting to approve the granting of an authorisation to the Board and its authorised persons to arrange for the necessary amendment of the Articles of Association after completion of the Additional A Shares Issue.

7.	THE GENERAL MEETING AND CLASS MEETINGS

The Additional A Shares Issue will be subject to, among other things, the approval of the shareholders at the General Meeting and the H Shareholders and A Shareholders at their respective H Shareholders Class Meeting and the A Shareholders Class Meeting by way of a special resolution. It is therefore proposed that the General Meeting, the H Shareholders Class Meeting and the A Shareholders Class Meeting be convened to propose resolutions to vote, among other things, to approve the Additional A Shares Issue.

It should be noted that in addition to the approvals being sought from the shareholders at the General Meeting and at the respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Additional A Shares Issue is also subject to the approval by the CSRC and the relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company when the Additional A Shares Issue materializes.

8.	RESUMPTION OF TRADING

The H Shares and debt securities of the Company (Stock codes: 85926 and 85953) were suspended from trading on the Stock Exchange from 9:00 a.m. on 10 April 2015 at the request of the Company pending the release of an announcement by the Company in relation to a proposed non-public issue of shares of the Company which is inside information in nature. The Company has made an application to the Stock Exchange to resume trading, and the Stock Exchange has granted such application for the resumption of trading of the H Shares and debt securities of the Company (Stock codes: 85926 and 85953) on the Stock Exchange from 9:00 a.m. on 24 April 2015.

DEFINITIONS

“A Shareholders”	holders of A Shares

“A Shareholders Class Meeting”	the class meeting of the A Shareholders to be convened to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue

“A Shares”	the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Additional A Shares Issue”	the proposed issue of not more than 2,329,192,546 new A Shares in the PRC, which shares are proposed to be listed and traded on the Shanghai Stock Exchange

“Articles of Association”	the articles of association of the Company

“Board”	the board of directors of the Company

“Company”	中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected persons”	has the meaning ascribed thereto under the Rules Governing the Listing of Securities on the Stock Exchange

“CSRC”	China Securities Regulatory Commission

“Director(s)”	directors of the Company

“General Meeting”	the forthcoming general meeting of the Company to be convened to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue

“H Shareholders”	holders of H Shares

“H Shareholders Class Meeting”	the class meeting of the H Shareholders to be convened to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue

“H Shares”	the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Lock-up Period”	has the meaning as set out in paragraph 2.6 of this announcement

“PRC”	The People’s Republic of China excluding, for the purpose of this announcement only, Hong Kong, Macau Special Administrative Region of the PRC and Taiwan

“Price Determination Date”	23 April 2015

“Price Determination Period”	the period of 20 trading days of A Shares on the Shanghai Stock Exchange immediately prior to the Price Determination Date

“Proceeds”	the proceeds raised from the Additional A Shares Issue

“Projects”	the various projects as described under the paragraph headed “Use of Proceeds” in this announcement to which the Proceeds are intended to be applied

“RMB”	Renminbi, the lawful currency of the PRC for the time being

“Shanghai Stock Exchange”	The Shanghai Stock Exchange of the PRC

“shareholders”	the shareholders of the Company

“Stock Exchange”	The Sock Exchange of Hong Kong Limited

“%”	per cent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

Shanghai, the People’s Republic of China
23 April 2015

As at the date of this announcement, the Directors include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

- 10 -